Exhibit 4.15

To: BEGIN LAND LIMITED	From: ATIF LIMITED
8th Floor, AXA Tower	Unit B, 5/F
Landmark East, 100 How Ming Street	CKK Commercial Centre
Kwun Tong	289 Hennessy Road, Wanchai
Kowloon	Hong Kong

RE: Suites 1903・4, 19 Floor, AXA Tower, Landmark East

Dear Sirs,

LETTER OF OFFER

We hereby make the following offer in respect of the captioned premises:

1.	The Landlord

Begin Land Limited

2.	The Tenant

ATIF Limited

3.	The Premises

Suites 1903-4, 19th Floor, AXA Tower, Landmark East, 100 How Ming Street, Kwun Tong, Kowloon

4.	Gross Area

5,487 sq. ft. gross

5.	Tenancy Term

Two (2) years fixed commencing on 18 November 2019 and expiring on 17 November 2021

6.	Option To Renew

Subject to not less than a 6-month written notice served on the Landlord, we shall have an option to renew the lease/tenancy for a further term of One (1) year upon expiry of the Lease/Tenancy Term. The rent of the option term will be at the then open market rent.

7.	Monthly Rent

HK$32.00 per sq. ft. gross payable in advance and exclusive of government rates, management fee, air-conditioning charge and all other tenant's outgoings.

S.	Tenancy Commencement Date

18th November 2019

9.	Rent Free Period

Rent Free Period: Two (2) months from the Tenancy Commencement Date.

For avoidance of doubt, during the Rent Free Period, we shall be required to pay management fee, air-conditioning charge, government rates and other outgoings.

10.	Management Fee & Air-conditioning Charge

HK$5.83 per sq. ft. per month on gross area basis.

11.	Air-conditioning Supply

Air-conditioning will be supplied from Mondays to Saturdays as set below:

Mondays to Fridays	8:30 am - 7:30 pm
Saturdays	8:30 am - 1:00 pm

The charge of additional air-conditioning supply is HK$0.03 per sq. ft. gross per hour with a minimum charge of HK$ 180.00 per hour.

12.	Supply of Chilled Water

If required, the Landlord will provide us with chilled water at a rate of HK$31.50 per sq. ft. gross per month with a minimum charge of HK$3,150.00 per month. The cost of installing additional fancoil unit(s) within server room and others shall be borne by us.

13.	Government Rates

For the Tenant’s account.

14.	Government Rent

For the Landlord's account.

15.	Stamp Duty

Any legal documents stamped will be shared equally between the Landlord and the Tenant.

16.	Legal Fees

Each party shall bear their own fees.

17.	Security Deposit

Equivalent to Three (3) months' rent, management fee, air-conditioning charge and government rates in cash.

17.1	An initial deposit cheque for HK$215,424.03 being one month's rent, management fee & air-conditioning charge and government rates is enclosed with this Offer. Acknowledgement of its receipt is kindly requested.

17.2	The balance of the Security Deposit being two (2) months * rent, management fee & air-conditioning charge and government rates shall be payable by us upon signing the formal Lease/Tenancy Agreement.

18.	Standard Landlord Provisions

The Premises shall be handed over in an as-is condition, i.e. with existing fixtures and fittings with the following standard landlord provisions:-

a)	Floor	Raised flooring system with floor boxes installed; Suspended metal ceiling system
b)	Ceiling	with ceiling panels installed; Automatic sprinkler and smoke detector system
c)	Fire Services	installed; VAV central air-conditioning system with diffusers installed; Fully
d)	Air-conditioning	recessed light boxes with fluorescent tubes installed; Double-glazed curtain wall
e)	Light Boxes	system with aluminum mullions; upstands and skirting; and
f)	Curtain Wall

g)	Vertical window blinds installed

19.	Reinstatement

Notwithstanding anything contrary to paragraph 18 of this Offer Letter, we agree to take possession of the Premises with their existing fittings fixtures alterations and/or additions including the electrical installations installed, made or left by the previous occupier of the Premises in an "as-is where-is” condition at the commencement of our tenancy.

We shall also be responsible for full reinstatement to the conditions contained in paragraph 18 upon the expiration or sooner determination of the tenancy.

20.	Fitting-out of the Premises

Upon signing of the Lease/Tenancy Agreement, an one-off vetting charge of HK$1.50 per sq. ft. gross for the approval of our fitting out plans is payable by us.

A decoration deposit in the amount of HK$40,000.00 payable by us and refundable by the Landlord to us without interest upon completion of the fitting-out works for the Premises after deducting any cost or damage incurred in respect thereof.

21.	User

Restricted to office purpose and for no other purpose whatsoever.

22.	Execution of Lease/Tenancy Agreement

All other terms and conditions of the Lease/Tenancy of the Premises shall follow those of the standard Lease/Tenancy Agreement drafted for Landmark East. Should there be any conflicts between the terms and conditions of this Offer and the standard formal Lease/Tenancy Agreement, the latter shall prevail.

23.	Confidential Information

The Landlord and us shall keep confidential and shall not at any time disclose or permit to be disclosed the terms of this Offer or any negotiations or discussion relating to this Offer or any other matter whatsoever in relating to this Offer save and except that the parties herein have agreed to the following disclosure :

(i)	as required by any Laws, court order; or
(ii)	to their professional advisers; or
(iii)	to the extent that such information has become public knowledge other than due to the breach of this undertaking by any of the parties herein.

24.	Notwithstanding any other terms of this letter of offer, a person who is not a party to this letter of offer shall not have any right under the Contracts (Right of Third Parties) Ordinance (Cap.623) to enforce any terms herein.

We enclosed herewith a cheque in the amount of HK$215,424.03 made payable to Begin Land Limited being the initial deposit for leasing the captioned premises. Kindly acknowledge receipt the same by signing and returning the duplicate copy of this letter to us for our retention. Should we fail to receive your confirmation within 7 working days after the Landlord receives the signed binding offer, we shall assume that the binding offer is lapsed and kindly return the aforesaid cheque in due course.

Yours faithfully,	Confirmed and accepted by
For and on behalf of	BEGIN LAND LIMITED
ATIF LIMITED	/s/ BEGIN LAND LIMITED
/s/ Ronghua Liu
Date: 30 October 2019	Date: 30 October 2019